UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 April 2006
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a
Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Announcement: Sasol appoints Ms K C Ramon as executive director and chief financial officer

Sasol appoints Ms Christine Ramon as Executive Director and Chief Financial Officer

Sasol is pleased to announce the appointment of Ms Christine Ramon (38) as executive director and chief financial officer with effect from 1 May 2006.

Ms Ramon will be a member of both the Sasol Limited board and the group executive committee and will be appointed as a director of various group subsidiaries and divisions.

Ms Ramon was until recently the chief executive of Johnnic Holdings Limited. She joined the
Johnnic group in 1995 where she held several senior positions including acting chief operating officer and financial director. Ms Ramon started her career with Coopers & Lybrand and progressed to audit manager at offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director.

She is a director of several companies including Transnet Limited. She is also a member of the
Transnet Audit Committee.

Ms Ramon is a chartered accountant by profession and holds a B Compt and a B Compt Hons of the University of South Africa.

Mr Trevor Munday will be relinquishing his responsibility as chief financial officer (CFO) in the light of his new role as deputy chief executive. Ms Ramon will report to Mr Munday and will be able to draw on the considerable experience and expertise he has gained during the very successful tenure he has had as the Group’s CFO.

As from 1 May 2006 the Sasol Limited board will comprise:

Executive directors
Pat Davies (Chief Executive), Trevor Munday (Deputy Chief Executive), Christine Ramon (Chief
Financial Officer), Nolitha Fakude (Human Resources and Strategy) and Benny Mokaba (South
African Energy business)

Non-executive directors
Pieter Cox (Chairman), Elisabeth Bradley, Warren Clewlow, Brian Connellan, Mandla Gantsho,
Anshu Jain, Imogen Mkhize, Sam Montsi and Juergen Schrempp

As previously announced, Ms Hixonia Nyasulu will join the board as non-executive director on
1 June 2006.

The Chief Executive of Sasol, Mr L P A Davies said: “We are delighted that Christine Ramon is joining Sasol as an executive director and chief financial officer on 1 May. We look forward to working with her.”

05 April 2006
Johannesburg

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 April 2006 By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary